Onconova Therapeutics, Inc.

375 Pheasant Run

Newtown, PA 18954

April 26, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Dorrie Yale

Erin Jaskot

Re:                                                Onconova Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-224315)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Onconova Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced registration statement, as amended (the “Registration Statement”), so that the Registration Statement may become effective at 4:30 p.m. (Eastern Time) on April 26, 2018, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with Joanne R. Soslow of Morgan, Lewis & Bockius LLP at (215) 963-5262.

Under separate cover, you will receive today a letter from the underwriter of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

ONCONOVA THERAPEUTICS, INC.

By:	/s/ MARK GUERIN
Name:	Mark Guerin
Title:	Chief Financial Officer